SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 14 December 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X       Form 40-F _____
Enclosures: Sasol publishes investor newsletter on its website

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL

Sasol publishes investor newsletter on its website

Sasol has published Investor Insight, a newsletter aimed at
investors interested in Sasol, on its website.

Some of the highlights in this issue include a quaterly review of
Sasol's mining, fuel and chemical businesses, a closer look at
Sasol's GTL product marketing, the Tshwarisano liquid fuels
business investment and an update on the Uhambo Oil joint venture.

The newsletter can be accessed as follows:
http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid=5600002&rootid=3.

14 December 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 15 December 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary